Exhibit 12.1

CARRIZO OIL & GAS, INC.

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	Years Ended December 31,						Six Months Ended June 30,
	2013	2012	2011	2010		2009	2014
Earnings
Income (loss) from continuing operations before income taxes	$34,761	$82,133	$58,145	$18,410		($318,152)	$15,841
Fixed charges	86,795	74,852	52,545	44,600		39,555	41,975
Interest capitalized	(29,889)	(24,848)	(23,369)	(20,746)		(19,696)	(16,283)

Total Earnings	$91,667	$132,137	$87,321	$42,264		($298,293)	$41,533
Fixed Charges
Interest expense	$84,578	$73,006	$50,998	$43,264		$38,286	$40,639
Interest portion of rental expense	2,217	1,846	1,547	1,336		1,269	1,336

Total Fixed Charges	$86,795	$74,852	$52,545	$44,600		$39,555	$41,975
Ratio of Earnings to Fixed Charges	1.06	1.77	1.66	—	(1)	— (2)	—	(3)

(1)	Earnings for the year ended December 31, 2010, were insufficient to cover fixed charges by $2.3 million primarily due to a loss on the extinguishment of debt of $31.0 million.
(2)	Earnings for the year ended December 31, 2009, were insufficient to cover fixed charges by $337.8 million primarily due to impairments of oil and gas properties of $338.9 million.
(3)	Earnings for the six months ended June 30, 2014, were insufficient to cover fixed charges by $0.4 million primarily due to losses on derivatives of $60.6 million.

We had no preferred stock outstanding for any period presented, and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.